Exhibit 99.1

GDEV Announces Results for Third Quarter and First Nine Months of 2023

November 21, 2023 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) released its unaudited financial and operational results for the third quarter and nine months ended September 30, 2023.

Third quarter 2023 highlights:

●	Revenue of $121 million declined by 5% year-over-year though grew 6% compared to the previous quarter.

●	Bookings of $102 million declined by 6% year-over-year.

●	Total comprehensive income of $24 million declined by 22% year-over-year though grew 15% compared to the previous quarter.

●	Profit for the period, net of tax, amounted to $24 million compared to $32 million in Q3 2022 and $20 million in the previous quarter.

●	Cash flows generated from operating activities of $8 million compared to $60 million in Q3 2022.

●	Adjusted EBITDA of $29 million compared to $45 million in Q3 2022 and $16 million in the previous quarter.

●	Selling and marketing expenses of $43 million compared to $21 million in Q3 2022.

●	Monthly Paying Users of 375 thousand increased by 23% year-over-year.

“Over the last two years, the gaming industry has encountered several challenges, both external and industry-specific, which have reshaped the landscape for all gaming companies,” said Andrey Fadeev, Chief Executive Officer. “GDEV has worked diligently to adapt to this new reality by enhancing its practices in the areas of product, marketing and team management, and is committed to continue with these efforts moving forward. We are pleased that our endeavors have resulted in more than a twofold increase in investments in new players in 3Q 2023 compared to the previous year. The rise in marketing investments has led to a 23% year-over-year growth in monthly paying users, which is expected to provide a strong foundation for our future growth through the end of 2023 and beyond.”

Product updates:

●	Hero Wars, our flagship global mid-core franchise, celebrates in November the 7th anniversary of its mobile version (Hero Wars: Alliance) and the 5th anniversary of its PC version (Hero Wars: Dominion Era). Since their respective launches, Hero Wars: Alliance has accumulated over $1.2 billion in bookings, while Hero Wars: Dominion Era has exceeded $350 million in bookings.

●	Island Hoppers (formerly known as Island Questaway), our casual farming adventure franchise, has launched into global release in October. During the soft launch period that started in November 2021, the game exhibited remarkable growth, accumulating over $30 million in bookings and more than 12 million downloads worldwide. It already ranked 7th in the Farming games category by revenue and 4th in terms of downloads[1].

●	Pixel Gun 3D, our pixel shooter franchise, recently announced its planned release on Steam in Q1 2024 with about 260,000[2] fans having already added it to their wishlists. The mobile version of this iconic title celebrated its 10th anniversary in 2023, during which time it has accumulated an impressive 185 million downloads and generated over $200 million in bookings across the iOS and Android platforms.

1 October 2023, AppMagic data

2 Total wishlists in Steam as of November 2023

Third quarter and first nine months 2023 financial performance comparison

US$ million	Q3 2023	Q3 2022[3]	Change (%)	9M 2023	9M 2022[3]	Change (%)
Revenue	121	128	(5)%	355	381	(7)%
Platform commissions	(28)	(36)	(23)%	(84)	(105)	(20)%
Game operation cost	(12)	(10)	19%	(39)	(31)	27%
Selling and marketing expenses	(43)	(21)	>100%	(172)	(112)	53%
General and administrative expenses	(7)	(13)	(45)%	(22)	(28)	(21)%
Impairment loss on trade receivables and loans receivable	(1)	(2)	(38)%	(6)	(6)	(6)%
Profit for the period, net of tax	24	32	(25)%	35	84	(58)%
Total comprehensive income	24	31	(22)%	36	87	(58)%
Adjusted EBITDA	29	45	(35)%	33	100	(67)%
Cash flows generated from operating activities	8	60	(86)%	8	99	(92)%

Third quarter 2023 financial performance

In the third quarter of 2023, our revenue decreased by $7 million (or 5%) year-over-year and amounted to $121 million, driven primarily by a decrease of $6 million in bookings in the third quarter of 2023 vs the same period in 2022 while the decrease in the change in deferred revenue in the third quarter of 2023 in the amount of $1 million was insignificant vs the same period in 2022.

Platform commissions decreased by 23% in the third quarter of 2023 compared with the same period in 2022. The decrease in platform commissions was primarily due to a 8% decrease in revenue generated from in-game purchases when compared to the prior period. This was amplified by an increasing portion of revenue derived from our PC platform, which is associated with lower commissions compared to mobile and social networks.

3 The amounts presented for the three and nine months ended September 30, 2022 are different to those previously reported for these periods earlier. This is due to the fact that the Group had previously presented the operation of its Russian subsidiaries incorrectly as discontinued operations. The operations disposed of did not qualify for discontinued operations presentation, since the Russian subsidiaries did not represent a separate operating segment of the Group and accordingly the criteria in order to be classified as discontinued operations were not met. Accordingly, the amounts for the three and nine months ended September 30, 2022 are being restated in order to correct the classification of the financial results of the Russian subsidiaries to the continuing operations.

Game operation costs increased by $2 million (or 19%) in the third quarter of 2023 vs. the same period in 2022, reaching $12 million. The increase in game operating cost was primarily due to an increase in average salaries of our employees as a result of the relocation of personnel from Russia in the second half of 2022.

Selling and marketing expenses in the second quarter of 2023 increased by $22 million, amounting to $43 million. The growth was mainly due to substantially increased investments into new players in the third quarter of 2023 compared to the substantial decrease in marketing investments in 2022 driven by the general saturation of the market in that year.

General and administrative expenses decreased by $6 million in the third quarter of 2023 vs. the same period in 2022. The decrease was primarily driven by the loss on disposal of our former Russian subsidiaries in the amount of $5 million in the third quarter of 2022 vs. nil in the third quarter of 2023.

As a result of the factors above, total comprehensive income amounted to $24 million for the third quarter of 2023 compared to total comprehensive income of $31 million in the third quarter of 2022. Profit for the period, net of tax amounted to $24 million compared to the $32 million in the third quarter of 2022. Adjusted EBITDA amounted to $29 million, a decrease of $16 million compared to the respective period of 2022.

Cash flows generated from operating activities amounted to $8 million in the third quarter of 2023, a decrease from $60 million in the same period of 2022. The decrease is mostly due to a substantial increase in cash outflows associated with more investments into new players in 2023 together with decrease in cash inflows from bookings generated in the third quarter of 2023 compared with the same period in 2022.

First nine months 2023 financial performance

In the first nine months of 2023 our revenue decreased by $25 million (7%) year-over-year and amounted to $355 million, driven primarily by a decrease in bookings in the amount of $32 million (9%) year-over-year. This was partially offset by an increase of $6 million in change of deferred revenues during the first nine months of 2023 vs. the same period in the prior year.

Platform commissions decreased by 20% in the first nine months of 2023 compared with the same period of 2022. The decrease in platform commissions was primarily due to a 9% decrease in the revenue generated from in-game purchases when compared to the prior period. This was amplified by an increasing portion of revenue being derived from our PC platform, which is associated with lower commissions compared to mobile and social networks.

Game operation costs increased by $8 million (27%) in the first nine months of 2023 vs. the same period in 2022 to reach $39 million. The increase in game operating cost was primarily due to an increase in average employee salaries as a result of the relocation of personnel from Russia in the second half of 2022. This was amplified by increased software support expenses related to an increase in the scale of our games.

Selling and marketing expenses in the first nine months of 2023 increased by $60 million, amounting to $172 million. The growth can mainly be attributed to considerably more investments into new players in the first nine months of 2023 compared to the substantial decrease in marketing investments in 2022 driven by the general saturation of the market in 2022.

General and administrative expenses decreased by $6 million in the first nine months of 2023 compared to the same period in 2022. The decrease was primarily driven by the loss on disposal of our former Russian subsidiaries in the amount of $5 million in the third quarter of 2022 vs. nil in the first nine months of 2023.

As a result of the factors above, we recorded a total comprehensive income of $36 million for the first nine months of 2023, compared to a total comprehensive income of $87 million in the first nine months of 2022. Profit for the period, net of tax amounted to $35 million compared to the $84 million in the first nine months of 2022. Adjusted EBITDA amounted to $33 million, a decrease of $67 million compared to the respective period in 2022.

Cash flows generated from operating activities amounted to $8 million in the first nine months of 2023, compared to $99 million vs. the same period of 2022. The decrease is mostly due to a substantial increase in cash outflows associated with more investments into new players in 2023 together with decrease in cash inflows from bookings generated in the first nine months of 2023 compared with the same period in 2022.

Third quarter and first nine months 2023 operational performance comparison

	Q3 2023	Q3 2022[3]	Change (%)	9M 2023	9M 2022[3]	Change (%)
Bookings ($ million)	102	108	(6)%	316	347	(9)%
Share of advertising	7.4%	4.4%	3.0 p.p.	7.4%	4.5%	2.9 p.p.
MPU (thousand)	375	305	23%	383	341	13%
ABPPU ($)	84	113	(26)%	85	108	(22)%

Bookings declined by 6% year-over-year in the third quarter of 2023 and by 9% year-over-year in the first nine months of 2023. This can be attributed to the fact that the first nine months of 2022 – and 2022 as a whole – were characterized by significantly lower marketing investments into the acquisition of new players who could potentially provide support to bookings in the first nine months of 2023. However, our significant investment into marketing in the first nine months of 2023 resulted in an increase in MPU by 23% and 13% in the third quarter and first nine months of 2023, respectively, which in turn is expected to positively impact our bookings in the future.

The share of advertisement sales as a percentage of total bookings increased in both the third quarter and first nine months of 2023 to 7.4%, compared to 4.4% and 4.5% in the respective periods of 2022. The increase was driven by substantially increased monthly active users (due to increased investments into new players) as well as by the successful implementation of advertisement functionality in Island Hoppers from the start of the second quarter of 2023.

Split of bookings by platform	Q3 2023	Q3 2022	9M 2023	9M 2022
Mobile	63%	63%	63%	64%
PC	37%	37%	37%	36%

In the first nine months of 2023, the share of PC versions of our games increased by 1 p.p., while the distribution of bookings across platforms remained largely consistent throughout the third quarter of 2023.

Split of bookings by geography	Q3 2023	Q3 2022	9M 2023	9M 2022
US	35%	35%	36%	33%
Asia	23%	25%	24%	26%
Europe	26%	20%	25%	21%
Other[4]	16%	20%	15%	20%

Our split of bookings by geography both in the third quarter and first nine months of 2023 vs. the respective periods in 2022 remained broadly similar, with a moderate increase in the share of Europe bookings.

Note:

Due to rounding, the numbers presented throughout this document may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those were to be calculated based on the rounded numbers.

About GDEV

GDEV is a gaming and entertainment powerhouse, focused on growing and enhancing its portfolio of studios. With a diverse range of subsidiaries including Nexters, Cubic Games, and Dragon Machines, among others, GDEV strives to create games that will inspire and engage millions of players for many years. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D, Throne Rush and others have accumulated hundreds of millions of installs worldwide. For more information, please visit gdev.inc

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

4 Starting from the second quarter of 2022 the “FSU” category was merged with the “Other” category due to the substantial decrease of its share in the total bookings and lower strategic importance as a result of user acquisition investment suspension as of February 2022.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2022 Annual Report on Form 20-F, filed by the Company on June 26, 2023, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted EBITDA” (the “Non-IFRS Financial Measure”). The Company defines Adjusted EBITDA as the profit for the period, net of tax as presented in the Company's financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity accounted associates' impairment, (ii) loss on disposal of subsidiaries, (iii) income tax expense, (iv) finance income, (v) financial assets measured at fair value through profit or loss, (vi) interest expense, (vii) unwinding of discount on the put option liability, (viii) change in fair value of share warrant obligations and other financial instruments, (ix) share of loss of equity-accounted associates, (x) depreciation and amortization, (xi) share-based payments and (xii) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the profit for the period to the Adjusted EBITDA

US$ million	Q3 2023	Q3 2022[3]	9M 2023	9M 2022[3]
Profit for the period, net of tax	24	32	35	84
Adjust for:
Income tax expense	2	2	3	4
Finance income	(0.8)	(0.5)	(4)	(0.9)
Financial assets at FVTPL - net change in fair value	2	0	2	0
Interest expense	0	0	0.1	0.1
Unwinding of discount on the put option liability	0.1	0.1	0.3	0.2
Change in fair value of share warrant obligations and other financial instruments	0.8	5	(10)	(2)
Share of loss of equity-accounted associates	0	4	0.5	6
Depreciation and amortization	2	2	5	5
Share-based payments	0.7	1	2	3
Impairment of intangible assets	0	0.3	0	0.5
Adjusted EBITDA	29	45	33	100